

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

Mr. Michael Cartmel, President
Avani International Group Inc.
108-2419 Bellevue Ave.
West Vancouver, British Columbia V7V 4T4
Canada

> **Re: Avani International Group Inc.**
> **Item 4.02 Form 8-K**
> **File No. 1-14415**

Dear Mr. Cartmel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Dave Walz
Staff Accountant